FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 12a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               October 27, 1998

                           Commission File No. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                              5 David Navon Street
                                Moshav Magshimim
                                  56910 Israel
                    (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]         Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]              No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

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     Attached hereto and incorporated by reference herein is a press release of the registrant dated October 27, 1998.





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COMPANY CONTACT:                                    INVESTOR CONTACT:
Erez Shachar, President & Chief Executive Officer   Jody Burfening (ext. 304)
Eitan Padan, Chief Financial Officer                Lippert/Heilshorn & Assoc.
NUR Macroprinters Ltd.                              212-838-3777
011-972-3-908-7676                                  jody@lhai.com

E-mail: ir@nur.com

                 NUR MACROPRINTERS FILES REGISTRATION STATEMENT
                      ON BEHALF OF CERTAIN SECURITY HOLDERS

         Magshimim, Israel - October 27, 1998 - NUR Macroprinters Ltd. (NASDAQ-NMS Symbol: NURTF) ("Nur"), announced today the filing of a registration statement on behalf of certain security holders for the proposed sale by such security holders of 5,897,339 Ordinary Shares of Nur, NIS 1.0 par value, including 555,000 shares underlying warrants, and 1,342,339 shares underlying options, issued by Nur. Nur will not receive any proceeds from the sale of such securities. Such sales are anticipated to be made by such security holders from time to time after the effective date of the registration statement at negotiated or prevailing market prices. A copy of the prospectus can be obtained through Eitan Padan, Chief Financial Officer of Nur, at the offices of Nur at 5 David Navon Street, Moshav Magshimim 56910, Israel, 971-3-908-7676.

         The registration statement related to these securities has been filed with the Securities Exchange Commission but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

         NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format ink-jet printing systems and consumables. Nur's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications, such as billboards, posters, banners and point of purchase displays for advertising as well as decorations and backdrops for show rooms, fleet graphics, trade shows, museums and exhibits. NUR's printers are installed in over 140 sites throughout Europe, North and South America, Africa and Asia.

         Certain statements made herein that use the words "estimate" "project" "intend'" "expect'" "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of Nur to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to Nur's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with Nur's business, reference is made to Nur's reports filed from time to time with the Securities and Exchange Commission.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NUR MACROPRINTERS LTD.



Date:    October 27, 1998                  By:  /s/ Erez Shachar
                                              ---------------------------
                                         Name:    Erez Shachar
                                         Title:   Chief Executive Officer


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